                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                ________________
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant To Section

                14(d)(1) of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                ________________

                             Westbrae Natural, Inc.
                           (Name of Subject Company)
                                ________________

                           The Hain Food Group, Inc.
                             Hain Acquisition Corp.
                                   (Bidders)
                                ________________

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                                ________________

                                  957150-10-5
                     (CUSIP Number of Class of Securities)
                                ________________

                                 Irwin D. Simon
                     President and Chief Executive Officer
                           The Hain Food Group, Inc.
                         50 Charles Lindbergh Boulevard
                           Uniondale, New York 11553
                                 (516) 237-6200

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                ________________

                                    Copy to:

                              Roger Meltzer, Esq.
                            Cahill Gordon & Reindel
                                 80 Pine Street
                           New York, New York  10005
                                 (212) 701-3000

                           Calculation of Filing Fee

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     Transaction Valuation*              Amount of Filing Fee**
---------------------------------  ----------------------------------
           $23,470,049                          $4,694

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*    For purposes of calculating the filing fee only.  This calculation assumes the purchase of 5,950,588 shares of Common Stock of the Subject Company at $3.625 net per share in cash and the purchase of all outstanding options of the Subject Company.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Bidders for such number of Shares.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:  $6,104.82       Filing Party: The Hain Food Group, Inc.
Form or Registration No.:  333-32517             Date Filed:  31-Jul-97

             _____________________________________________________

                        Exhibit Index begins on Page 10
                             (Page 1 of 11 Pages)

CUSIP No. 957150-10-5
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1.      Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        The Hain Food Group, Inc.  I.R.S. No. 223240619

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2.      Check the Appropriate Box if a Member of Group
         (See Instructions)                               (a)
                                                          (b) [X]

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3.      SEC Use Only

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4.      Sources of Funds (See Instructions)
        BK

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5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)                [_]

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6.      Citizenship or Place of Organization
        Delaware

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7.      Aggregate Amount Beneficially Owned by Each
        Reporting Person
        4,618,654*

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8.      Check if the Aggregate Amount in Row (7)
        Excludes Certain Shares (See Instructions)             [_]

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9.      Percent of Class Represented by Amount in Row (7)

        71.4%
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10.     Type of Reporting Person (See Instructions)
             CO


                        Exhibit Index begins on Page 10
                             (Page 2 of 11 Pages)

CUSIP No. 957150-10-5
--------------------------------------------------------------------
1.      Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        Hain Acquisition Corp.          I.R.S. No.
                                        (pending)

--------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of Group
        (See Instructions)                                 (a) [_]
                                                           (b) [X]
--------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------
4.      Sources of Funds (See Instructions)
        AF

--------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)                 [_]

--------------------------------------------------------------------
6.      Citizenship or Place of Organization
        Delaware

--------------------------------------------------------------------
7.      Aggregate Amount Beneficially Owned by Each
        Reporting Person
        4,618,654*

--------------------------------------------------------------------
8.      Check if the Aggregate Amount in Row (7)
        Excludes Certain Shares (See Instructions)             [_]

--------------------------------------------------------------------
9.      Percent of Class Represented by Amount in Row (7)

        71.4%
--------------------------------------------------------------------
10.     Type of Reporting Person (See Instructions)
             CO


-----------------
* On September 11, 1997, Hain Acquisition Corp. (the "Purchaser") and The Hain Food Group, Inc. ("Parent") entered into a Stockholders Agreement (the "Stockholders Agreement") with certain Stockholders (the "Selling Stockholders") of Westbrae Natural, Inc. (the "Company"), pursuant to which, upon the terms set forth therein, the Selling Stockholders have agreed to tender, in accordance with the terms of the tender offer described in this statement (the "Offer"), those shares of common stock, par value $.01 per share (the "Shares") of the Company, owned (beneficially or of record) by the Selling Stockholders. As of September 11, 1997, the Selling Stockholders owned 4,098,654 Shares, along with currently-exercisable options for an additional 520,000 Shares with the total reflected in Row 7 of each table. On September 11, 1997, the Company had 5,950,588 Shares outstanding. The Stockholders Agreement is described more fully in Section 12 of the Offer to Purchase dated September 12, 1997.

                        Exhibit Index begins on Page 10
                             (Page 3 of 11 Pages)

          This Schedule 14D-1 relates to the offer by Hain Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of The Hain Food Group, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding Common Stock, par value $.01 per share (the "Shares"), of Westbrae Natural, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.625 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this
Schedule 14D-1 as Exhibits (a)(1) and (a)(2). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

        (a) The name of the subject company is Westbrae Natural, Inc. The address of its principal executive offices is 1065 East Walnut Street, Carson, California 90746.

        (b) The equity securities to which this Schedule 14D-1 relates are the Shares. Reference is hereby made to the information set forth in the "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase, which is incorporated herein by reference.

        (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

        (a) - (d) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

        (e) - (f) During the last five years, neither Parent nor the Purchaser, nor, to their knowledge, any of their respective executive officers and directors listed in Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject

                        Exhibit Index begins on Page 10
                             (Page 4 of 11 Pages)
to, federal or state securities laws or finding any violation of such laws.

        (g) Reference is hereby made to the information set forth in Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

        (a) - (b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company") and
Section 12 of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) - (b) Reference is hereby made to the information set forth in
Section 10 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

        (c)  [Not applicable].

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

        (a) - (g) Reference is hereby made to the information set forth in the "Introduction," Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer, Merger, Merger Agreement, and Stockholders Agreement"), Section 7 ("Effect of the Offer on the Market for the Shares; NASDAQ Listing and Exchange Act Registration") and Section 13 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) - (b) Reference is hereby made to the information set forth in (i) the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company"),
Section 12 ("Purpose of the Offer, Merger, Merger Agreement, Stockholder Agreement, and Option Agreement") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase and (ii) the Merger Agreement, each of which is incorporated herein by reference.


                        Exhibit Index begins on Page 10
                             (Page 5 of 11 Pages)

ITEM 7.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO THE SUBJECT
          COMPANY'S SECURITIES.

          Reference is hereby made to the information set forth in (i) the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company") and
Section 12 ("Purpose of the Offer, Merger, Merger Agreement, and Stockholders Agreement") of the Offer to Purchase, (ii) the Merger Agreement, the Shareholder Agreement and the Option Agreement each of which is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          Reference is hereby made to the information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

          Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION.

          (a) Reference is hereby made to the information set forth in Section 12 ("Purpose of the Offer, Merger, Merger Agreement, and Stockholders Agreement") of the Offer to Purchase, which is incorporated herein by reference.

          (b) - (c) Reference is hereby made to the information set forth in
Section 15 ("Certain Legal Matters") of the Offer to Purchase, which is incorporated herein by reference.

          (d) Reference is hereby made to the information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; NASDAQ Listing and Exchange Act Registration") of the Offer to Purchase, which is incorporated herein by reference.

          (e) To the best knowledge of Parent and the Purchaser, no such proceedings are pending or have been instituted.

          (f) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    -   Offer to Purchase, dated September 12, 1997.

                        Exhibit Index begins on Page 10
                             (Page 6 of 11 Pages)

(a)(2)    -   Letter of Transmittal.

(a)(3)    -   Notice of Guaranteed Delivery.

(a)(4)    -   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.

(a)(5)    -   Form of Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.

(a)(6)    -   Guidelines of the Internal Revenue Service for Certification of
              Taxpayer Identification Number on Substitute Form W-9.

(a)(7)    -   Text of letter from Information Agent to holders of stock
              certificates for Vestro Natural Foods, Inc.

(a)(8)    -   Form of Summary Advertisement, dated September 12, 1997.

(b)(1)    -   Financing commitment letter dated September 11, 1997 between IBJ
              Schroder Bank & Trust Company and Parent.

(c)(1)    -   Agreement and Plan of Merger dated as of September 11, 1997, among Parent, the Purchaser and the Company.

(c)(2)    -   Shareholders Agreement dated as of September 11, 1997 among the Company, the shareholders named therein, the Parent and the Purchaser.

(c)(3)    -   Confidentiality Agreement dated June 27, 1994 between Parent and Company.

(c)(4)    -   Confidentiality Agreement dated August 20, 1997, between Parent and Company.


(d)       -   Not applicable.

(e)       -   Not applicable.

(f)       -   Not applicable.


                       Exhibit Index begins on Page 10
                             (Page 7 of 11 Pages)

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE HAIN FOOD GROUP, INC.

                                       /s/ Irwin D. Simon
                                    By:_______________________
                                       Name:  Irwin D. Simon
                                       Title: President and Chief Executive
                                              Officer

Dated:  September 12, 1997


                        Exhibit Index begins on Page 10
                             (Page 8 of 11 Pages)

                                SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HAIN ACQUISITION CORP.

                                        /s/ Irwin D. Simon
                                    By:___________________________
                                       Name:  Irwin D. Simon
                                       Title:  President

Dated:  September 12, 1997


                        Exhibit Index begins on Page 10
                             (Page 9 of 11 Pages)

EXHIBIT                                                SEQUENTIAL
NO.                          DESCRIPTION              PAGE NUMBER
-------                      -----------              -----------
(a)(1)          --  Offer to Purchase, dated
                    September 12, 1997.

(a)(2)          --  Letter of Transmittal.

(a)(3)          --  Notice of Guaranteed
                    Delivery.

(a)(4)          --  Form of Letter to Brokers,
                    Dealers, Commercial Banks,
                    Trust Companies and Other
                    Nominees.

(a)(5)          --  Form of Letter to Clients
                    for Use by Brokers, Dealers,
                    Commercial Banks, Trust
                    Companies and Other Nominees.

(a)(6)          --  Guidelines of the Internal
                    Revenue Service for
                    Certification of Taxpayer
                    Identification Number on
                    Substitute Form W-9.

(a)(7)          --  Text of letter from Information
                    Agent to holders of stock
                    certificates for Vestro Natural
                    Foods, Inc.

(a)(8)          --  Form of Summary
                    Advertisement, dated
                    September 12, 1997.

(b)(1)          --  Financing commitment letter dated
                    September 11, 1997, between
                    IBJ Schroder Bank & Trust
                    Company and Parent.

(c)(1)          --  Agreement and Plan of Merger
                    dated as of September 11,
                    1997 among Parent, the
                    Purchaser and the Company.


                        Exhibit Index begins on Page 10
                             (Page 10 of 11 Pages)

(c) (2)       --    Shareholders Agreement dated
                    as of September 11, 1997
                    among the Company, the
                    shareholders named therein,
                    the Parent and the Purchaser.

(c)(3)        --    Confidentiality Agreement dated
                    June 27, 1994 Between Parent
                    and Company.

(c)(4)        --    Confidentiality Agreement dated
                    August 20, 1997, Between
                    Parent and Company.


                        Exhibit Index begins on Page 10
                             (Page 11 of 11 Pages)